EXHIBIT 99.1

Osisko Announces Q2 2024 GEO Deliveries, Record Cash Margin and Select Asset Updates

First Deliveries From CSA Copper Stream Received in Early July

MONTRÉAL, July 08, 2024 (GLOBE NEWSWIRE) -- Osisko Gold Royalties Ltd (the “Corporation” or “Osisko”) (OR: TSX & NYSE) is pleased to announce its second quarter 2024 deliveries, revenues and cash margin, as well as an update on its cash and debt positions as of June 30th, 2024. In addition, Osisko is also providing some select asset updates. All monetary amounts included in this report are expressed in Canadian dollars, unless otherwise noted.

PRELIMINARY Q2 2024 RESULTS

Osisko earned 20,068 attributable gold equivalent ounces1 (“GEOs”) in the second quarter of 2024.

Osisko recorded preliminary revenues from royalties and streams of $64.8 million during the second quarter and preliminary cost of sales (excluding depletion) of $2.2 million, resulting in a record quarterly cash margin2 of approximately $62.6 million (or 97%).

As of June 30th, 2024, Osisko’s cash position was approximately $65.7 million, following $44.2 million in repayments on the Corporation's revolving credit facility during the second quarter (for total repayments of $87.9 million in the first half of 2024). The Corporation’s revolving credit facility was drawn by approximately $109.0 million at the end of June 2024, with an additional amount of $441.0 million available to be drawn plus the uncommitted accordion of up to $200.0 million.

SELECT ASSET UPDATES

Eagle Mine (operated by Victoria Gold Corp.)

On June 24th, 2024, Victoria Gold Corp. (“Victoria”) announced that the heap leach pad at the Eagle Gold Mine (“Eagle”) in the Yukon Territory experienced a failure. Operations have been suspended while the site operations team, along with management and the Yukon government officials continue to assess the situation and gather information. At this stage, Victoria has confirmed that there have been no fatalities or injuries to personnel associated with the incident. Victoria also confirmed that there had been some damage to infrastructure and a portion of the failure had left containment.

Subsequently on July 4th, 2024, Victoria advised that it had received Notices of Default from its lenders under the Credit Agreement dated December 18, 2020. A default under the Eagle Royalty Agreement dated April 13, 2018, was also triggered and consequently, Osisko provided a Notice of Default to Victoria on July 4, 2024.

Osisko holds a 5% NSR royalty on Eagle until 97,500 ounces of gold have been delivered and a 3% NSR royalty thereafter. Osisko’s royalty covers the entire Dublin Gulch property including the reserves on the Eagle and Olive ore deposits and all of the exploration targets identified by Victoria.

CSA Mine (operated by Metals Acquisition Limited)

In April 2024, Metals Acquisition Limited (“MTAL”) presented an updated Mineral Reserve and Resource Statement based on drilling completed at CSA up to August 2023. Highlights included a 67% increase in mine life to 11 years (to the end of 2034) based on Mineral Reserves only, compared to a 6-year mine life outlined previously. Mineral Reserves are 14.9 million tonnes (“Mt”) grading 3.3% copper (“Cu”) and 13 g/t silver (“Ag”). These increases were achieved after just ten months of ownership and based on drilling data from only two and a half months post-closing of the acquisition, with the effective date for the Reserve and Resource Statement being August 31, 2023. Despite the near doubling of the Mineral Reserves, CSA still has 4.7Mt grading 4.9% Cu and 15 g/t Ag in the Measured and Indicated Categories and 3.3Mt grading 5.5% Cu and 21 g/t Ag in the Inferred Category that are not included in the Mineral Reserves and work is underway to convert these to Mineral Reserve estimates in the future.

Osisko, through its wholly-owned subsidiary Osisko Bermuda Limited (“Osisko Bermuda”), owns a 100% silver stream on the CSA mine as well as a 3.0-4.875% copper stream, the latter being the newest production stream in Osisko’s portfolio, and now active as of June 15th, 2024. The first delivery under the CSA copper stream to Osisko Bermuda was made in the first week of July for a total of approximately 74 tonnes of copper (164,000 pounds), or approximately 300 GEOs. These deliveries were not included in the second quarter GEO deliveries referenced above.

Tocantinzinho (operated by G Mining Ventures Corp.)

In early June 2024, G Mining Ventures Corp. (“G Mining”) announced that construction of its flagship Tocantinzinho gold project (“TZ”) in Brazil remained on track with the first gold pour expected to occur in the very near term, and with commercial production expected soon thereafter. Overall physical construction at TZ was approximately 97% complete as of May 31st, 2024. Ore was introduced into the grinding circuit on June 10th after G Mining received the hot commissioning permit from the Pará State Environmental Agency, SEMAS. The commissioning permits allow for the mining and processing of ore, disposal of tailings as well as the selling and exporting of gold.

Osisko owns a 0.75% NSR royalty on the Tocantinzinho project.

Q2 2024 RESULTS CONFERENCE AND WEBCAST CALL DETAILS

Osisko provides notice of the second quarter 2024 results and conference and webcast call details.

Results Release:	Tuesday, August 6th, 2024 after market close
Conference Call:	Wednesday, August 7th, 2024 at 10:00 am ET
Dial-in Numbers: (Option 1)	North American Toll-Free: 1 (800) 717-1738 Local – Montreal: 1 (514) 400-3792 Local – Toronto: 1 (289) 514-5100 Local – New York: 1 (646) 307-1865 Conference ID: 66153
Webcast link: (Option 2)	https://viavid.webcasts.com/starthere.jsp?ei=1679304&tp_key=1149f8ec91
Replay (available until Monday, September 9th at 10:00 AM ET):	North American Toll-Free: 1 (888) 660-6264 Local – Toronto: 1 (289) 819-1325 Local – New York: 1 (646) 517-3975 Playback Passcode: 66153#
Replay also available on our website at www.osiskogr.com

Notes:

The figures presented in this press release, including revenues and costs of sales, have not been audited and are subject to change. As the Corporation has not yet finished its quarter-end procedures, the anticipated financial information presented in this press release is preliminary, subject to quarter-end adjustments, and may change materially.

(1)  Gold Equivalent Ounces

GEOs are calculated on a quarterly basis and include royalties and streams. Silver and copper earned from royalty and stream agreements are converted to gold equivalent ounces by multiplying the silver ounces or copper tonnes earned by the average silver or copper price for the period and dividing by the average gold price for the period. Diamonds, other metals and cash royalties are converted into gold equivalent ounces by dividing the associated revenue earned by the average gold price for the period.

Average Metal Prices and Exchange Rate

	Three months ended June 30,
	2024	2023

Gold(i)	$2,338	$1,976
Silver(ii)	$28.84	$24.13

Exchange rate (US$/Can$)(iii)	1.3683	1.3428

(i)	The London Bullion Market Association’s pm price in U.S. dollars.
(ii)	The London Bullion Market Association’s price in U.S. dollars.
(iii)	Bank of Canada daily rate.

(2)  Non-IFRS Measures

The Corporation has included certain performance measures in this press release that do not have any standardized meaning prescribed by IFRS Accounting Standards including cash margin in dollars and in percentage. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS Accounting Standards. As Osisko’s operations are primarily focused on precious metals, the Corporation presents cash margins as it believes that certain investors use this information, together with measures determined in accordance with IFRS Accounting Standards, to evaluate the Corporation’s performance in comparison to other companies in the precious metals mining industry who present results on a similar basis. However, other companies may calculate these non-IFRS measures differently.

Cash margin (in dollars) represents revenues less cost of sales (excluding depletion). Cash margin (in percentage) represents the cash margin (in dollars) divided by revenues.

(In thousands of dollars)	Three months ended June 30, 2024

Revenues	$64,846
Less: Cost of sales (excluding depletion)	($2,226)
Cash margin (in dollars)	$62,620
Cash margin (in percentage of revenues)	96.6%

Qualified Person

The scientific and technical content of this news release has been reviewed and approved by Guy Desharnais, Ph.D., P.Geo., Vice President, Project Evaluation at Osisko Gold Royalties Ltd, who is a “qualified person” as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

About Osisko Gold Royalties Ltd

Osisko is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. Osisko holds a North American focused portfolio of over 185 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by its cornerstone asset, a 3-5% net smelter return royalty on the Canadian Malartic Complex, which is home to one of Canada’s largest gold mines.

Osisko’s head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:
Grant Moenting Vice President, Capital Markets Tel: (514) 940-0670 x116 Cell: (365) 275-1954 Email: gmoenting@osiskogr.com	Heather Taylor Vice President, Sustainability and Communications Tel: (514) 940-0670 x105 Email: htaylor@osiskogr.com

Forward-looking Statements

Certain statements contained in this press release may be deemed “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements are statements other than statements of historical fact, that address, without limitation, future events, the consequence of the heap leach failure on the Corporation’s asset related to Eagle, that mineral resources at CSA will be successfully converted into mineral reserves, that the development and construction at TZ will remain on schedule, that financial information may be subject to year-end adjustments, the availability of the uncommitted accordion of the credit facility. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential”, “scheduled” and similar expressions or variations (including negative variations), or that events or conditions “will”, “would”, “may”, “could” or “should” occur. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors, most of which are beyond the control of Osisko, and actual results may accordingly differ materially from those in forward-looking statements. Such risk factors include, without limitation, (i) with respect to properties in which Osisko holds a royalty, stream or other interest; risks related to: (a) the operators of the properties, (b) timely development, permitting, construction, commencement of production, ramp-up (including operating and technical challenges), (c) differences in rate and timing of production from resource estimates or production forecasts by operators, (d) differences in conversion rate from resources to reserves and ability to replace resources, (e) the unfavorable outcome of any challenges or litigation relating title, permit or license, (f) hazards and uncertainty associated with the business of exploring, development and mining including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks, (ii) with respect to other external factors: (a) fluctuations in the prices of the commodities that drive royalties, streams, offtakes and investments held by Osisko, (b) fluctuations in the value of the Canadian dollar relative to the U.S. dollar, (c) regulatory changes by national and local governments, including permitting and licensing regimes and taxation policies, regulations and political or economic developments in any of the countries where properties in which Osisko holds a royalty, stream or other interest are located or through which they are held, (d) continued availability of capital and financing and general economic, market or business conditions, and (e) responses of relevant governments to infectious diseases outbreaks and the effectiveness of such response and the potential impact of such outbreaks on Osisko’s business, operations and financial condition; (iii) with respect to internal factors: (a) business opportunities that may or not become available to, or are pursued by Osisko, (b) the integration of acquired assets or (c) the determination of Osisko’s PFIC status (d) that financial information may be subject to year-end adjustments. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the absence of significant change in Osisko’s ongoing income and assets relating to determination of its PFIC status, and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended and, with respect to properties in which Osisko holds a royalty, stream or other interest, (i) the ongoing operation of the properties by the owners or operators of such properties in a manner consistent with past practice and with public disclosure (including forecast of production), (ii) the accuracy of public statements and disclosures made by the owners or operators of such underlying properties (including expectations for the development of underlying properties that are not yet in production), (iii) no adverse development in respect of any significant property, (iv) that statements and estimates relating to mineral reserves and resources by owners and operators are accurate and (v) the implementation of an adequate plan for integration of acquired assets. As regards Eagle, Osisko will continue to closely monitor information disclosed by Victoria to assess the impact on the Corporation’s asset related to Eagle.

For additional information on risks, uncertainties and assumptions, please refer to the most recent Annual Information Form of Osisko filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov which also provides additional general assumptions in connection with these statements. Osisko cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Osisko believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be accurate as actual results and prospective events could materially differ from those anticipated such the forward-looking statements and such forward-looking statements included in this press release are not guarantee of future performance and should not be unduly relied upon. In this press release, Osisko relies on information publicly disclosed by other issuers and third parties pertaining to its assets and, therefore, assumes no liability for such third-party public disclosure. These statements speak only as of the date of this press release. Osisko undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.